Exhibit 16.1

May 30, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Maquia Capital Acquisition Corporation under Item 4.01 of its Form 8-K dated May 30, 2025. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Maquia Capital Acquisition Corporation contained therein.

Very truly yours,

/s/ Marcum llp

Marcum llp